July 24, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Troika Media Group, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-232787) Asseccsion No: 0001117768-19-000408

Ladies and Gentlemen:

Troika Media Group, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-232787), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement was filed with the Commission on July 24, 2019 in error. The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

If you have any questions with respect to this matter, please contact Elliot H. Lutzker at (646) 428-3210.

Sincerely,

Troika Media Group, Inc.

/s/  Elliot H. Lutzker

      Elliot H. Lutzker

      Davidoff, Hutcher & Citron LLP

      Of Counsel